Filed Pursuant to Rule 433

File No. 333-193336

Zion Oil and Gas Launches New Rights Offering with a 10% Convertible Bond

Dallas, Texas and Caesarea, Israel – November 5, 2015 – Zion Oil & Gas, Inc. (NASDAQ GM: ZN) (“Zion”) announced that it has distributed at no cost, non-transferable subscription rights to persons who owned shares of our Common Stock on October 15, 2015, with each subscription right consisting of two (2) of our 10% Convertible Senior Bonds, par value $100.00 each, due February 15, 2021. Each whole subscription right entitles you to purchase two (2) convertible bonds at a purchase price of $100.00 per bond. No fractional subscription rights will be issued, since subscription rights will be rounded down to the next lowest whole number.

Shareholders will receive 0.01 of a subscription right for each share of Common Stock that was owned on October 15, 2015, the record date for this rights offering (i.e., ONE subscription right for each ONE HUNDRED shares). For example, if you owned 100 shares of Zion Common Stock on October 15, 2015, you will be entitled to one (1) subscription right under this rights offering. This entitlement gives you the right to exercise one (1) subscription right for $200.00 for two (2) of our convertible bonds at a par value of $100.00 each.

Our convertible bond will bear interest at a rate of 10% per year on the principal or par value of $100.00 per bond, payable annually in arrears on February 15 of each year or, if such day is not a business day, the next following business day, beginning on February 15, 2017. The interest payments shall be paid annually, in arrears in cash or in shares of our common stock as described herein, at our sole discretion. The bond is scheduled to mature on February 15, 2021 and, at our discretion, we will deliver shares of our common stock as provided in this prospectus or pay the principal and unpaid interest in cash.

Bondholders may convert their bond at their option at any time prior to the close of business on the business day immediately preceding the 30 day period before the maturity date, unless we elect to redeem the bonds. After the second anniversary of the issuance of the bonds, we are entitled to redeem the bonds.

If we undergo a fundamental change, bondholders may require us to repurchase for cash all or any portion of their bonds at a fundamental change repurchase price equal to 100% of the principal amount of the bonds to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date, as described in the prospectus supplement

The convertible bond is an unsecured debt obligation, but will be our senior unsecured obligation and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the bond, will rank equally in right of payment with any of our unsecured indebtedness that is not so subordinated, and will be effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness.

The subscription rights will expire, if they are not exercised by 5:00 p.m., Eastern Standard Time, on January 15, 2016. The minimum subscription amount required for consummation of this rights offering is one whole right of $200.00 for two (2) convertible bonds. If you exercise your rights in full, you may also exercise an over-subscription right to purchase additional subscription rights that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of subscription rights among persons exercising their respective over-subscription rights. Subscription rights that are not exercised by the expiration date will expire and have no value.

The bonds are not currently trading on any market. An application has been filed for “DTC eligibility” for over-the-counter trading for the bonds. We may file an application with NASDAQ in the future to list the bonds on the NASDAQ Stock Market. If our application is accepted, the symbol “ZNOGG” has been reserved to designate the Bonds.

The bond Trustee is American Stock Transfer & Trust Company, LLC, our stock transfer agent. The subscription rights are non-transferable.  The subscription rights may not be sold or transferred except for being transferable to affiliates of the recipient and by operation of law.

For a complete description of the terms and conditions of this rights offering, we highly encourage shareholders to read and study the registration statement (Registration No. 333-193336 and base prospectus dated March 27, 2014), including the prospectus supplement dated October 21, 2015. The registration statement and prospectus supplement can be found at www.sec.gov by searching “ZN,” on our website at www.zionoil.com/Bondprospectus, or mailed upon your request. Contact us toll-free at 1-888-891-9466 for more information.

Contact:

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300

Dallas, TX 75231

Brittany Martin

Telephone: 214-221-4610

Email: invest@zionoil.com

www.zionoil.com